United  States
Securites And Exchange Comission
Washington, DC 20459


Form 10-SB
General Form For Registration Of Securities
Of Small Business Issuers

Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of
1934






Multinet International Corporation, Inc.


Nevada						  88-0441338
(State of Organization)				(I.R.S. Employer
Identification No.)


5333 S. Arville Street, Las Vegas, NV 89118
(Address of principal executive offices)

Registrant's telephone number, including area code:  (702) 966-0600

Registrant's Attorney: Shawn F. Hackman, Esq., 3360 W. Sahara Ave., Suite 200, Las Vegas, NV 89102, (702) 732-2253

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
Common



Item 1.    Description Of Business

Background Multinet International Corporation, Inc. was incorporated on May 16, 1996 under the laws of the state of Nevada to engage in the land acquisition business and any lawful corporate activity, including, but not limited to, selected mergers and acquisitions. Its principal place of business is located at 5333 S. Arville Street, Las Vegas, NV 89118. Multinet International Corporation, Inc., has been in the developmental stage since inception, has acquired no land, and has no operations to date. Other than issuing shares to its original shareholders, Multinet International Corporation Inc., never commenced any operational activities. As such, the Multinet International Corporation, Inc., can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of Multinet International Corporation,Inc.,has elected to commence implementation of Multinet International Corporation, Inc.'s, principal business purpose described below under "Item 2 - Plan of Operation." The proposed business activities described herein may classify the Multinet International Corporation, Inc., as a "blank check" company.

Multinet International Corporation, Inc., has no operations and accordance with SFAS #7, is considered a development stage company.

Don Bradley incorporated Multinet International Corporation, Inc. He no longer holds any position with Multinet International Corporation, Inc. or any hold of Multinet International Corporation, Inc.'s stock.

Multinet International Corporation, Inc., is filing this registration statement on a voluntary basis because the primary attraction of Multinet International Corporation, Inc., as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of Multinet International Corporation, Inc.

In addition, Multinet International Corporation, Inc., is filing this registration statement to enhance investor protection and to provide information if a trading market commences. On December 11, 1997, the National Association of Securities Dealers, Inc. (NASD) announced that its Board of Governors had approved a series of proposed changes for the Over the Counter ("OTC") Bulletin Board and the OTC market. The principal changes, which was approved by the Securities and Exchange Commission on January 5, 1999 allows only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the OTC Bulletin Board. The rule provides for phase-in period for those securities already quoted on the OTC Bulletin Board.

Risk Factors

Multinet International Corporation, Inc., is subject to numerous risk factors, including the following:

No Operating History Or Revenue And Minimal Assets. Multinet International Corporation, Inc. has had no operating history and has received no revenues or earnings from operations. Multinet International Corporation, Inc., has no significant assets or financial resources. Multinet International Corporation Inc., will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it completes a business combination. This may result in Multinet International Corporation, Inc., incurring a net operating loss which will increase continuously until Multinet International Corporation, Inc. completes a business combination with a profitable business opportunity. There is no assurance that Multinet International Corporation Inc., will identify a business opportunity or complete a business combination.

Speculative Nature Of Multinet International Corporation, Inc.'s Proposed Operations. The success of the Multinet International Corporation,Inc.'s proposed plan of operation would depend to a great extent on the operations, financial condition, and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, it cannot assure that Multinet International Corporation, Inc., will successfully locate candidates meeting such criteria. In the event Multinet International Corporation, Inc., completes a business combination, the success of Multinet International Corporation, Inc.'s operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond Multinet International Corporation, Inc.'s control.

Scarcity Of And Competition For Business Opportunities And Combinations. Multinet International Corporation, Inc., is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for Multinet International Corporation, Inc. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than Multinet International Corporation, Inc. Multinet International Corporation Inc., is consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Multinet International Corporation Inc., will also compete with numerous other small public companies in seeking merger or acquisition candidates.

No Agreement For Business Combinations Or Other Transaction Or No Standards For Business Combination. Multinet International Corporation, Inc., has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance that Multinet International Corporation, Inc. will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. Multinet International Corporation, Inc. has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, Multinet International Corporation, never commenced any operational activities. There is no assurance Multinet International Corporation, Inc., will be able to negotiate a business combination on terms favorable to Multinet International Corporation. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which Multinet International Corporation, Inc., would not consider a business combination in any form with such business opportunity. Accordingly, Multinet International Corporation, Inc., may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.
Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of Multinet International Corporation, Inc. Multinet International Corporation, Inc. officers have not entered into written employment agreements with Multinet International Corporation, Inc. and are not expected to do so in the foreseeable future. Multinet International Corporation, Inc. has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of Multinet International Corporation, Inc., business and its likelihood of continuing operations. See "MANAGEMENT."

Conflicts Of Interest - General. Multinet International Corporation, Inc.'s officers and directors participate in other business ventures, which compete directly with the Multinet International Corporation, Inc. Additional conflicts of interest and non-"arms-length" transactions may also arise in the event Multinet International Corporation, Inc.'s officers or directors are involved in the management of any firm with which Multinet International Corporation, Inc., transacts business. Multinet International Corporation, Inc.'s Board of Directors has adopted a resolution which prohibits Multinet International Corporation, Inc. from completing a combination with any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances, under which this policy could be changed while current management is in control of Multinet International Corporation, Inc. See "ITEM 5. Directors, Executive Officers, Promoters And Control Persons - Conflict Of Interest."

Reporting Requirements May Delay Or Preclude Acquisition. Companies subject to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") must provide certain information about significant acquisitions, including certified financial statements for Multinet International Corporation, Inc. acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude Multinet International Corporation from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition as long as the reporting requirements of the 1934 Act are applicable.

Lack Of Market Research Or Marketing Organization. Multinet International Corporation Inc., has not conducted or received results of market research indicating that market demand exists for the transactions contemplated by Multinet International Corporation, Inc. Moreover, Multinet International Corporation,Inc. does not have, and does not plan to establish, a marketing organization. If there is demand for a business combination as contemplated by Multinet International Corporation, Inc., there is no assurance Multinet International Corporation, Inc., will successfully complete such transaction.

Lack Of Diversification. In all likelihood, Multinet International Corporation, Inc., proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. Multinet International Corporation, Inc.'s inability to diversify its activities into a number of areas may subject the Multinet International Corporation, Inc., to economic fluctuations within a particular business or industry, thereby increasing the risks associated with Multinet International Corporation, Inc. operations.

Regulation. Although Multinet Internet Corporation, Inc. will be subject to regulation under the Securities Exchange Act of 1934, management believes Multinet International Corporation, Inc., will not be subject to regulation under the Investment Company Act of 1940, insofar as Multinet International Corporation, Inc. will not be engaged in the business of investing or trading securities. In the event the Company engages in business combinations which result in Multinet International Corporation, Inc. holding passive investment interests in a number of entities, Multinet International Corporation, Inc. could be subject to regulation under the Investment Company Act of 1940. In such event, Multinet International Corporation, Inc. would be required to register as an investment company and could be inspected to incur significant registration and compliance costs. Multinet International Corporation, Inc. has obtained no formal determination from the Securities and Exchange Commission as to the status of Multinet International Corporation, Inc. under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject Multinet International Corporation, Inc. to material adverse consequences.

Probable Change In Control And Management. A business combination involving the issuance of Multinet International Corporaion, Inc., common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Multinet International Corporation, Inc. Any such business combination may require management of Multinet International Corporation, Inc., to sell or transfer all or a portion of Multinet International Corporation, Inc., common stock held by them, or resign as members of the Board of Directors of Multinet International Corporation, Inc. The resulting change in control of Multinet International Corporation, Inc. could result in removal of one or more present officers and directors of Multinet International Corporation, Inc. and a corresponding reduction or elimination of their participation in the future affairs of Multinet International Corporation, Inc.

Reduction Of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in Multinet International Corporation, Inc. issuing securities to shareholders of such private company. Issuing previously authorized and unissued common stock of Multinet International Corporation, Inc. will reduce the percentage of shares owned by present and respective shareholders, and a change in Multinet International Corporation's control and/or management.

Disadvantages Of Blank Check Offering. Multinet International Corporation, Inc. may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with Multinet International Corporation,Inc. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to the public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of Multinet International Corporation, Inc.'s business, management, and financial statements.

Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Multinet International Corporation Inc. may undertake. Typically, these transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions.Multinet International Corporation, Inc. intends to structure any business combination so as to minimize the federal and state tax consequences to both Multinet International Corporation, Inc. and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Requirement Of Audited Financial Statements May Disqualify Business Opportunities. Management believes that any potential target company must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with Multinet International Corporation, Inc., rather than incur the expenses associated with preparing audited financial statements.

Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and Multinet International Corporation, Inc. has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of Multinet International Corporation, Inc. securities is exempt from state registration or qualifications in most states. However, some states may continue to restrict the trading or resale of blind pool or "blank-check" securities. Accordingly, investors should consider any potential secondary market for Multinet International Corporation, Inc.'s securities to be a limited one.

Mergers. Any merger or acquisition affected by Multinet International Corporation, Inc. can be expected to have a significant dilative effect on the percentage of shares held by Multinet International Corporation, Inc.'s then shareholders.

Trading Market. There is no trading market for Multinet International Corporation, Inc. common stock at present, and there has been no trading to date. There is no assurance that a trading market will ever develop or, if it does develop that it will continue. Multinet International Corporation, Inc. intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have Multinet International Corporation, Inc's securities traded on the OTC Bulletin Board or published in print and electronic media, or either, in the National Quotation Bureau LLC "Pink Sheet."

Year 2000 Compliance. A business combination will, in all likelihood, result in Multinet International Corporation, Inc., disclosing additional Year 2000 matters. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

Disclosures By Public Companies Regarding The Year 2000 Issue.
The business combination will require specific Year 2000 disclosures. Management of Multinet International Corporation, Inc. believes that any potential business opportunity may require a disclosure that many companies must undertake major project to address the Year 2000 issue. The disclosure of the potential costs and uncertainties will depend on a number of factors, including its software and hardware and the nature of its industry. Companies also must coordinate with other entities, with which they electronically interact, both domestically and globally, including suppliers, customers, creditors, borrowers, and financial service organizations. If Multinet International Corporation, Inc. does not successfully address its Year 2000 issues, Multinet International Corporation, Inc. may face material adverse consequences. Multinet International Corporation, Inc. will be required to review, on an ongoing basis; whether it needs to disclose anticipated costs, problems and uncertainties associated with the Year 2000 consequences, particularly in their filings with the Securities and Exchange Commission. Multinet International Corporation, Inc. may have to disclose this information in the Securities and Exchange Commissions filings because (I) the form or report may require the disclosure rules require disclosure not misleading.

If Multinet International Corporation, Inc. determines that it should make a Year 2000 disclosure, applicable rules or regulations must be followed. If Multinet International Corporation, Inc. has not made an assessment of its Year 2000 issues or has not determined whether it has material Year 2000 issues, a disclosure of this known uncertainty is required. In addition, the Securities and Exchange Commission staff believes that the determination as to whether Multinet International Corporation,Inc.'s Year 2000 issuers should be disclosed should be based on whether the Year 2000 issues are material to Multinet International Corporation Inc.'s business, operations, or financial condition, without regard to related countervailing circumstances (such as Year 2000 redemption programs or contingency plans). If the Year 2000 issuers are determined to be material, without regard to countervailing circumstances, the nature and potential impact of the Year 2000 issues as well as the countervailing circumstances will be required. As part of this disclosure, the following will be addressed:

Multinet International Corporation, Inc.'s general plans to address the Year 2000 issues relating to its business, its operations (including operating systems) and, if material, its relationships with customers, suppliers, and other constituents; and its timetable for carrying out those plans; and the total dollar amount that Multinet International Corporation, Inc.'s estimates will be spent to remediate its year 2000 issues, if such amount is expected to be material to Multinet International Corporation, Inc.'s business, operations or financial condition, and any material impact these expenditures are expected to have on Multinet International Corporation, Inc.'s results of operations, liquidity and capital resources.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

NOTE REGARDING PROFECTIONS AND FORWARD LOOKING STATEMENTS.

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements, Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, with those forward-looking statements contained in this Statement.

			Plan of Operation-General

Multinet's International Corporation, Inc.'s plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, Multinet International Corporation, Inc. has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and Multinet International Corporation, Inc. has not identified any specific business or company for investigation and evaluation. No member of Management or any promoter of Multinet International Corporation, Inc., or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company, Multinet International Corporation, Inc. will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict Multinet International Corporation, Inc.'s virtually unlimited discretion to search for and enter into a business combination.

Multinet International Corporation, Inc. may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company, In some instance, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desired to establish a public trading market for its common stock. Multinet International Corporation, Inc. may purchase assets and establish wholly owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky. Because of federal economic condition, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.
Management believes that Multinet International Corporation, Inc. may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, Multinat International Corporation,Inc. would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or the other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by Multinet International Corporation,Inc. to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that Multinet International Corporation, Inc. must commit to acquire a business, may correspondingly increase the risk of loss to Multinet International Corporation, Inc. Multinet International Corporation, Inc. can give as to the terms or availability of financing for any acquisition no assurance. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which Multinet International Corporation, Inc. may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of Multinet Internatinal Corporation, Inc. It is not possible at this time to predict the restrictions, if any, which lenders any impose, or the impact thereof on Multinet International Organization, Inc.

Multinet International Organization, Inc. has insufficient capital with which to provide the owners of businesses significant currency or other assets. Management believes Multinet International Corporation, Inc. will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering, The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. Multinet International Corporation, Inc. will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of Multinet International Corporation, Inc. have not conducted market research and are not aware of statistical data, which would support the perceived benefits of a merger or acquisition transaction for the owners of a business. Multinet International Corporation, Inc. does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

Multinet Internet Corporation, Inc. will not restrict its search for any specific kind of terms, but may acquire a venture which is in its preliminary or developmental stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which Multinet International Corporation, Inc. may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, Multinet International Corporation, Inc. does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as Multinet International Corporation, Inc. has successfully consummated such a merger or acquisition. Multinet International Corporation, Inc. also has no plans to conduct any offerings under Regulation S.

Sources of Opportunities

Multinet International Corporation, Inc. will seek a potential business opportunity from all known sources; but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that Multinet International
Corporation, Inc. will engage professional firms specializing in business acquisitions or reorganizations.

Management, while not especially experienced in matters relating to the new business of Multinet International Corporation, Inc. will rely upon their own efforts and, to a much lesser extent, the efforts of Multinet International Corporation, Inc.'s shareholders, in accomplishing the business purposes of Multinet International Corporation, Inc. It is not anticipated that any outside consultants or advisors, other than Multinet International Corporation, Inc.'s counsel and accountants, will be utilized by Multinet International Corporation, Inc., to effectuate its business purposes described herein. However, if Multinet International Corporation, Inc. does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as Multinet International Corporation, Inc. has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, Multinet International Corporation, Inc.'s management has never used outside consultants or advisors in connection with a merger or acquisition.

As is customary in the industry, Multinet International Corporation, Inc.'s may par a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by Multinet International Corporation, Inc.'s Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of Multinet International Corporation, Inc., if such person plays a material role in bringing a transaction to Multinet International Corporation, Inc.

Multinet International Corporation, Inc. will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products, which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties in exchange for which Multinet International Corporation, Inc. would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that Multinet International Corporation, Inc. will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing, and manufacturing of any products acquired.


Evaluation of Opportunities


The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors Multinet International Corporation, Inc. (see "Management"). Management intends to concentrate on identifying prospective business opportunities, which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider, among other factors, such matters as:

1. The available technical, financial, and managerial resources.
2. Working capital and other financial requirements.
3. History of operation, if any.
4. Prospects for the future.
5. Present and expected competition.
6. The quality and experience of management services which may be available and the depth of that management.
7. The potential for further research, development, or exploration.
8. Specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Multinet International Corporation, Inc.
9. The potential for growth or expansion.
10. The potential for profit.
11. The perceived public recognition or acceptance of products, services, or trades.
12. Name identification.

Management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the furthest extent possible, Multinet International Corporation, Inc. intends to utilize written reports and personal investigation to evaluate the above factors. Multinet International Corporation, Inc. will not acquire or merge with any company for which audited financial statements cannot be obtained.

Opportunities in which Multinet International Corporation, Inc. participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity. Multinet International Corporation, Inc. shareholders must, therefore, depend on Management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage (in that it has not generated significant revenues from its principal business activities prior to Multinet International Corporation, Inc.'s participation.) Even after Multinet International Corporation, Inc.'s participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies, which may not succeed. Such risks will be assumed by Multinet International Organization, and therefore, its shareholders.

The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention as well as substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss by Multinet International Organization, Inc. of the related costs incurred.

There is the additional risk that Multinet International Corporation, Inc. will not find a suitable target. Management does not believe Multinet International Corporation, Inc. will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in Multinet International Corporation, Inc. will be realized, and there will not, most likely, be a market for Multinet International Corporation, Inc. stock.

Acquisition of Opportunities

In implementing a structure for a particular business acquisition, Multinet International Corporation, Inc. may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that the present management and shareholders of Multinet International Corporation, Inc. will not be in control of Multinet International Corporation, Inc.In addition, a majority or all of Multinet International Corporation, Inc. officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Multinet International Corporation, Inc. shareholders.

It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in Multinet International Corporation, Inc.'s Common Stock may have a depressive effect on such market.

While the actual terms of a transaction to which Multinet International Corporation, Inc. may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368 (a) (1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of Mutlinet International Corporation,Inc. including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of Mutlinet International Corporation,Inc.'s investigation: officers and directors of Mutlinet International Corporation,Inc. will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures to the extent of the Mutlinet International Corporation,Inc. limited financial resources and management expertise. The manner in which Mutlinet International Corporation,Inc. participates in an opportunity, and the relative negotiating strength of Mutlinet International Corporation,Inc. and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of Mutlinet International Corporation,Inc., which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Mutlinet International Corporation,Inc.'s shareholders will, in all likelihood, hold a lesser percentage ownership interest in Mutlinet International Corporation,Inc. following any merger or acquisition. The percentage ownership may be subject of significant dilutive effect on the percentage of shares held by Mutlinet International Corporation,Inc. then shareholders, including purchasers in this offering.

Management has advanced, and will continue to advance, funds, which shall be used by Mutlinet International Corporation,Inc. in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

Competition

Mutlinet International Corporation,Inc. is an insignificant participant among firms which engage in business combinations with, or financing of, development-stage enterprises. There are many established management and financial consulting companies and venture capital firms who have significantly greater financial and personal resources, technical expertise and experience than Mutlinet International Corporation,Inc. In view of Mutlinet International Corporation,Inc.'s limited financial resources and management availability, Mutlinet International Corporation,Inc. will continue to be at significant competitive disadvantage vis-...-vis the Mutlinet International Corporation,Inc.'s competitors.

Year 2000 Compliance

Mutlinet International Corporation,Inc. is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches, Mutlinet International Corporation,Inc. has assessed these issues as they relate to Mutlinet International Corporation,Inc., and since Mutlinet International Corporation,Inc. currently has no operating business and does not use any computer, and since it has no customers, suppliers or other constituents, it does not believe that there are any material year 2000 issues to disclose in this Form 10-SB.

Regulation and Taxation

The Investment Company Act of 1940 defines an "investment company" as an issuer, which is or holds it out as being engaged primarily in the business of investing, reinvesting, or trading securities. While Mutlinet International Corporation,Inc. does not intend to engage in such activities, Mutlinet International Corporation,Inc. may obtain and hold a minority interest in a number of development stage enterprises. Mutlinet International Corporation,Inc. could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review Mutlinet International Corporation,Inc.'s activities from time to time with a view that toward reducing the likelihood Mutlinet International Corporation,Inc. could be classified as an "investment company".

Mutlinet International Corporation,Inc. intends to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to Mutlinet International Corporation,Inc. and to any target company.

Employees

Mutlinet International Corporation,Inc. has no full time or part-time employees. None of the officers and directors anticipates devoting more than ten (10%) of his or her time to Company activities. Mutlinet International Corporation,Inc.'s President and Secretary have agreed to allocate a portion of said time to the activities of Mutlinet International Corporation,Inc., without compensation. These officers anticipate that the business plan of Mutlinet International Corporation,Inc. can be implemented by their devoting minimal time per month to the business affairs of Mutlinet International Corporation,Inc. and consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "ITEM 5 Directors, Executive Officers, Promoters And Control Persons

Item 3.	 Description Of Property.

Mutlinet International Corporation, Inc. has no properties and at this time has no agreements to acquire any properties.

Mutlinet International Corporation,Inc.presently occupies office space supplied by Glen Brow, 5333 S. Arville Street, Las Vegas, Nevada 89118. This space is provided to Multinet International Corporation, Inc. on a rent-free basis, and it is anticipated that this agreement will remain until such time as Multinet International Corporation, Inc. successfully consummates a merger or acquisition. Management believes that this arrangement will meet Mutlinet International Corporation,Inc.'s needs for the foreseeable future.

Item 4.	 Security Ownership Of Certain Beneficial Owners And
Management.

The following table sets forth each person known to Mutlinet International Corporation,Inc. to be a beneficial owner of five percent (5%) or more of Mutlinet International Corporation,Inc.'s common stock, by Mutlinet International Corporation,Inc.'s directors individually, and by all of Mutlinet International Corporation,Inc.'s directors and executive officers as a group. Except as noted each person has sole voting and investment power with respect to the shares shown.





Title of Class	 Name/Address 	Shares 		     Percentage
		        Of Owner		Beneficially           Ownership
					      Owned


Common	    Glen Brow                125			5.1%
		    605 Largo Azul
		    Henderson, NV
		    89015

Common	    Sherri Henderson         175			7.2%
		    601 Bryant CT.
		    Boulder City, NV
		    89005

Common	    Traci Brow               125			5.1%
		    605 Largo Azul
		    Henderson, NV
		    89015

Common 	 All officers and directors
                                (3 individuals)

35 persons hold the total of Multinet International Corporation,Inc.'s outstanding Common Shares.


ITEM 5. 	Directors, Executive Officers, Promoters, And Control
Persons.

The members of the Board of Directors of Mutlinet International
Corporation,Inc. serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of or at the direction of any other person.

Mutlinet International Corporation,Inc.'s officers and directors will devote their time to the business on an "as-needed" basis, which is expected to require 5-10 hours per month.

Information as to the directors and executive officers of Mutlinet International Corporation,Inc. is as follows:

Glen Brow						President/Director

Sherri Henderson					Secretary/Director

Traci Brow 						Treasurer/Director

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of Multinet International Corporation, Inc. serve at the will of the Board of Directors. There are no agreements or understandings for any officers or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction on any other person. Glen Brow and Traci Brow are husband and wife.

Glen Brow; 									President

Sherri Henderson; 							Secretary

Traci Brow; 								Treasurer








Conflicts of Interest


Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to Mutlinet International Corporation,Inc.'s affairs. The officers and directors of Mutlinet International Corporation,Inc. may in the future become shareholders, officers, or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by Mutlinet International Corporation,Inc. Mutlinet International Corporation,Inc. does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Mutlinet International Corporation,Inc.'s proposed business operations.

The officers and directors are, so long as they are officers or directors of Mutlinet International Corporation,Inc., subject to the restriction that all opportunities contemplated by Mutlinet International Corporation,Inc.'s plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to Mutlinet International Corporation,Inc. and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. Subject to the next paragraph, if a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company, Mutlinet International Corporation,Inc. of which the President first became an officer and director will be entitled to proceed with the transaction. Except as set forth above, Mutlinet International Corporation,Inc. has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

Although Mutlinet International Corporation,Inc. will be subject to regulation under the securities Act of 1933 and the Securities Exchange Act of 1934, management believes Mutlinet International Corporation,Inc. will not be subject to regulation under the Investment Company Act of 1940 insofar as Mutlinet International Corporation,Inc. will not be engaged in the business of investing or trading in securities. In the event Mutlinet International Corporation,Inc. engages in business combinations which result in Mutlinet International Corporation,Inc. holding passive investment interests in a number of entities, Mutlinet International Corporation,Inc. could be subject to regulation under the Investment Company Act of 1940. In such event, Mutlinet International Corporation,Inc. would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Mutlinet International Corporation,Inc. has obtained no formal determination from the Securities and Exchange Commission as to the status of Mutlinet International Corporation,Inc. under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Item 6.	Executive Compensation

None of the Multinet International Corporation, Inc.'s officers and/or directors receives any compensation for their respective services rendered to Mutlinet International Corporation,Inc., nor have they received such compensation in the past. They both have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations after consummation of a merger or acquisition. As of the date of the registration statement, Mutlinet International Corporation,Inc. has no funds available to pay directors. Further, none of the directors are acquiring any compensation pursuant to any agreement with Mutlinet International Corporation,Inc.

It is possible that, after Mutlinet International Corporation,Inc. has successfully consummated a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more member of Mutlinet International Corporation,Inc.'s management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, Mutlinet International Corporation,Inc. has adopted a policy whereby the officer of any post-transaction remuneration to members of management will not be a consideration in Mutlinet International Corporation,Inc.'s decision to undertake any proposed transaction. Each member of management has agreed to disclose to Mutlinet International Corporation,Inc.'s Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with Mutlinet International Corporation,Inc. and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of Mutlinet International Corporation,Inc.'s Board of Directors is offered compensation in any form from the prospective merger or acquisition candidate, the proposed transaction will not be approved by Mutlinet International Corporation,Inc.'s Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to Mutlinet International Corporation,Inc. In the event Mutlinet International Corporation,Inc. consummates a transaction with an entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will either be in the form of common stock issued by Mutilnet International Corporation,Inc. as part of the terms of the proposed transaction, in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the by the acquisition or merger candidate, because Mutilnet International Corporation,Inc. has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions surviving entity, or otherwise provide other compensation to such persons. However, Mutilnet International Corporation,Inc. has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in Mutilnet International Corporation,Inc.'s decision to undertake any proposed transaction.
Each member of management has agreed to disclose to Mutilnet International Corporation,Inc.'s Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with Mutilnet International Corporation,Inc. and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of Mutilnet International Corporation,Inc.'s Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Multinet International Corporation, Inc.'s Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to Multinet International Corporation, Inc. In the event Mutilnet International Corporation,Inc. consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by Mutilnet International Corporation,Inc. as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because Mutilnet International Corporation,Inc. has insufficient cash available. The amount of such a finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions, surviving entity, or otherwise provideother compensation to such persons. However. Multinet International Corporation, Inc. had adopted a policy whereby the officer of any post-transaction remuneration to members of management will not be a consideration in Multinet International Corporation, Inc.'s decision to undertake any proposed transaction. Each member of management has agreed to disclose to Mutilnet International Corporation,Inc.'s Board of Directors any disscussions concerning possible compensation to be paid to them by any entity which proposes to undertake any transaction with Mutilnet International Corporation,Inc. and further, to obstain from voting on such transactions. Therefore, as a practical matter, if each member of Mutilnet International Corporation,Inc.'s Board of Directors is offered compensation in any form from any prospective merger or aqcuisition candidate, the proposed tranaction will not be approved by Mutilnet International Corporation,Inc.'s Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to Mutilnet International Corporation,Inc. In the event Mutilnet International Corporation,Inc. consummates a transaction with any entity refferred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by Mutilnet International Corporation,Inc. as part of the terms of the proposed transaction, or will be in the from of cash consideration. However, if such compensation is in the form of cash such payment will be tendered by the acquisition or merger candidate because Mutilnet International Corporation,Inc. has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement but is expected to be comparable to consideration normally paid in like transactions. No member of management of Mutilnet International Corporation,Inc. will receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement Mutilnet International Corporation,Inc.'s business plan outlined herein. Persons "associated" with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

Item 7. Certain Relationships And Related Transactions

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B

The Board of Directors has passed a resolution containing a policy that Mutilnet International Corporation,Inc. will not seek an acquisition or merger with any entity in which any of Mutilnet International Corporation,Inc.'s officers, directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed through their own initiative.

The proposed business activities described herein classify Mutilnet International Corporation,Inc. as a "blank check" company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in Mutilnet International Corporation,Inc.'s securities until such time as Mutilnet International Corporation,Inc. has successfully implemented its business plan described herein. Accordingly, each shareholder of Mutilnet International Corporation,Inc. has executed and delivered a "lock-up" letter agreement, affirming that he/she shall not sell his/her respective shares of Mutilnet International Corporation,Inc. 's common stock until such time as Mutilnet International Corporation,Inc. has successfully consummated a merger or acquisition and Mutilnet International Corporation,Inc. is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in Mutilnet International Corporation,Inc.'s securities until a merger or acquisition has been consummated, each shareholder has agreed to place his/her respective stock certificate with Mutilnet International Corporation,Inc.'s local counsel, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Mutilnet International Corporation,Inc. 's legal counsel is Shawn F. Hackman, PC,360 W. Sahara Ave., Suite 200, Las Vegas, NV 89102. However, while management believes that the procedures established to preclude any sale of Mutilnet International Corporation,Inc.'s securities prior to closing of a merger or acquisition will be sufficient; there can be no assurances that the procedures established herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

Item 8.        Legal Proceedings

Mutilnet International Corporation,Inc. is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Mutilnet International Corporation,Inc. has been threatened.

Item 9.	Market For Common Equity And Related Stockholder Matters.

There is no trading market for Mutilnet International Corporation,Inc.'s Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concern in the participation of such market maker in the after-market for Mutilnet International Corporation,Inc.'s securities and management does not intend to initiate any such discussions until such time as Mutilnet International Corporation,Inc. has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

After a merger or acquisition has been completed, one or both of Mutilnet International Corporation,Inc.'s officers and directors will most likely be the persons to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by Mutilnet International Corporation,Inc. will contact prospective market makers. Mutilnet International Corporation,Inc.
does not intend to use consultants to contact market makers.

Market Price

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-
9, which established the definition of a "penny stock," for purposes relevant to Mutilnet International Corporation,Inc., as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and
(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market makers and a minimum bid-price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate, which will allow Mutilnet International Corporation,Inc.'s securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, Mutilnet International Corporation,Inc. will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of Mutilnet International Corporation,Inc. to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of Mutilnet International Corporation,Inc.'s securities on a national exchange. In such events, trading, if any, in Mutilnet International Corporation,Inc.'s securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, Multinet International Corporation, Inc.'s securities.

Holders

There are thirty-five (35) holders of Mutilnet International Corporation,Inc. 's Common Stock. In 1996, Mutilnet International Corporation,Inc. issued 250,000 of its Common Shares for cash. All of the issued and outstanding shares of Mutilnet International Corporation,Inc.'s Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

As of the date of this registration statement, 555,000 shares of Mutilnet International Corporation,Inc. 's Common Stocks are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of Mutilnet International Corporation,Inc.

Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 10.    Recent Sales Of Unregistered Securities.

Mutilnet International Corporation,Inc. has not issued any of its securities during the three-year period preceding the date of this registration statement. All of the shares of Common Stock of the Companies previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sales except under Rule 144, or otherwise, pursuant to the said Act.

As of the date of this report, all of the issued and outstanding shares of Mutilnet International Corporation,Inc.'s common stocks are eligible for sale under Rule 144 promulgated under the Securities Act of 1933), as amended, subject to certain limitations included in the said Rule. No shareholder has executed and delivered to the Company a "lock-up" letter affirming that he or she shall not sell their respective shares of Mutilnet International Corporation,Inc.'s Common Stock until such time as Mutilnet International Corporation,Inc. has successfully consummated a merger or acquisition and Mutilnet International Corporation,Inc. is no longer classified as a "blank check" company.

In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliated when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transaction). Nonaffiliated reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2 (1 1), if six conditions are met:

(1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliated after two years.

(2) When restricted securities are sold, generally there must be a one year-holding period.

(3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years,there are identical limitations; after two years, there are no volume limitations for re sells by non-affiliates.

(4)Except for sales of restricted securities made by nonaffiliated after two years, all sales must be made in brokers' transactions as defined in Section 4 (4 of the Securities Act of 1933 ), as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a) (38) of the 1934 Act.

(5) Except for sales of restricted securities made by non affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with aggregate sales price in excess of $ 10,000.

(6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

Item 11.   	 Description Of Securities.

                                                        Common Stock

Mutilnet International Corporation,Inc.'s Articles of Incorporation authorizes the issuance of 25,000,000 shares, par value $0.001. There are 2,425,000 Common Shares issued and outstanding as of the date of this filing.

All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one voter per share in all matters to be voted upon by
shareholders.   The shares of Common Stock have no preemptive,
subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of Mutilnet International Corporation,Inc., each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of Mutilnet International Corporation,Inc.'s Common Stock issued and outstanding are fully paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

Item 12.	Indemnification Of Directors And Officers.

Except for acts or omissions which involve intentional misconduct fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to Mutilnet International Corporation,Inc. or its stockholders for damages for breach of fiduciary duty as a director or officer. Mutilnet International Corporation,Inc. may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of Mutilnet International Corporation,Inc. and for acts for which the person had no reason to believe his or her conduct was unlawful. Mutilnet International Corporation,Inc. may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonable entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling Mutilnet International Corporation,Inc. pursuant to the foregoing, Mutilnet International Corporation,Inc. has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and therefore unenforceable.

Item 13.          Financial Statements

The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10-SB.

Item 14. 	Changes In And Disagreements With Accountants
On Accounting And Financial Disclosure.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

Item 15.	Financial Statements And Exhibits.


Financial Statements
December 31, 1997
December 31, 1998
November 30, 1999



Multinet International Corporation, Inc.

CONTENTS



           Page


           Independent Auditor's Report                    26

      Financial Statements

           Balance Sheet                                   27

           Statement of Operations                         28

           Statement of Changes in Stockholders' Equity    29

           Statement of Cash Flows                         30

Notes to Financial Statements               	31
























 Member American Institute                                    Member
Nevada Society
  of Certified Public Accountants                             of
Certified Public Accountants

KURT D. SALIGER, C.PA.
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

     Board of Directors
     Multinet International Corporation, Inc.
     Las Vegas, Nevada

I have audited the accompanying balance sheets of Multinet International Corporation, Inc. as of November 30, 1999, December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for each of the years then ended and period ended November 30, 1999. These financial statements are the responsibility of Mutilnet International Corporation,Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audits.
I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multinet International Corporation, Inc. as of November 30, 1999 and December 31, 1998 and 1997, and the results of their operations and its cash flows for each of the years then ended and the period ended November 30, 1999, in conformity with generally accepted accounting principles. The accompanying financial statements have been prepared assumiing Mutilnet International Corporation,Inc. will continue as a going concern. As discussed in Note 4 to the financial statements, Mutilnet International Corporation,Inc. has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


 Kurt D. Saliger
December 15, 1999



Multinet International Corporation, Inc.
A Development Stage Company
BALANCE SHEETS

               Nov. 31,        December 31,	 December 31,
               1999      	 1998              1997

ASSETS



CURRENT ASSETS
Cash           $1,367        	   $l,650        		 $2,340
Accounts Receivabl $0               $0              	     $0
                --------     	----------     	    ---------
TOTAL CURRENT ASSETS
                $1,367       	   $1,650        		 $2,340

 PROPERTY AND
 EQUIPMENT, NET
                    $0                $0                  $0
 OTHER ASSETS
                    $0                $0                  $0

 TOTAL ASSETS
                $1,367            $1,650               $2,340

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable    $0                $0                  $85
Accrued Liabilities $0                $0                   $0
Current Portion,
Long Term Debt
                    $0                $0                   $0
                 ------            ------          	  ------
TOTAL CURRENT
LIABILITIES         $0                $0                   $85

LONG-TERM DEBT      $0                $0               	$0
 STOCKHOLDERS' EQUITY
    Common Stock, $0.001 par value
    authorized 25,000,000 shares;
    issued and outstanding
    2,425 shares   $2                 $2                    $2
    Additional Paid
   In Capital       $2,423        $2,423                $2,423
   Deficit Accumulated During
Development Stage   ($1,058)       ($775)                ($170)
                      -----       -------               -------
Total Stockholders' Equity

                       $l367        $l650                     $2
Total Liabilities And
Stockholders' Equity   $l367        $l650        	     $2,340



Multinet International Corporation, INC.
A Development Stage Company
Statement Of Operations

                       For the
                       eleven         For the            May17, 1996
                       months        years ended 	   (inception)
                       Nov.30        December 31,        to Nov. 30,
                       1999          1998 & 1997     	    1999

     Revenues           $0             $0                   $0
     Costs Of Revenues  $0             $0                   $0
                     -----        -------              -------
     Gross Profit       $0             $0                   $0
  Operating Expenses

  Selling, general and
  administrative      $283           $690               $1,058

  Amortization and
  depreciation          $0             $0                   $0

  Total Operating Expenses
                      $283           $690               $1,058
                        ---        -------              ------
Income (Loss) From Operations
                     ($283)         ($690)              ($1,058)
Other Income (Eepenses)


Gain on sale of  assets $0               $0                   $0

Interest  expenses      $0               $0                   $0

Income (Loss) Before Income Taxes
                     ($283)          ($690)             ($1,058)

Income Taxes             $0              $0                   $0
                      -----        --------              -------
Net Profit (Loss)	    ($283)          ($690)             ($1,058)


 NET PROFIT (LOSS)
 PER SHARE         ($0.1167)       ($0.2845)            ($0.4362)

AVERAGE NUMBER OF
SHARES OF COMMON
STOCK OUTSTANDING      2,425           2,425                2,425









MULTINET INTERNATIONAL CORPORATION, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
November 30, 19

Common Stock 	                                          (Deficit)

		                                  Accumulated
          Number                           Additional  	   During
            of                   	          Paid In     Development
            Shares        	    Amount      Capital           Stage

 May 17, 1996
issued for cash (Note 3)

            2,425                    $2       $2,423

 Net (Loss), 05-17-96
 (inception) to 12-31-96                                       ($85)

Balance, Dec. 31, 1996

            2,425           $2                $2,423           ($85)

Net (Loss), 12-31-97
			                                  ($85)

 Balance, Dec. 31, 1997

             2,425           $2                $2,423           ($170)

Net (Loss), 12-31-98
		                                                    ($605)

Balance, Dec. 31, 1998

             2,425           $2                $2,423           ($775)

Net (Loss), 11-30-99
                                                                ($283)

Balance November
30, 1999     2,425           $2               $2,423          ($1,058)














Multinet International Corporation, INC.
A Development Stage Company
Statement Of Cash Flows


                                      Jan. 1         	   May 17,
               Jan. 1        	           to                1996
                  to                 December       	  (inception)
                 Nov.     	       31, 1997          to Nov. 30,
              30, 1999               and 1998              1999

Cash Flows From
From Operating Activities

Net (Loss)      ($283)              ($690)     	           ($1,058)

Amortization and depreciation
                   $0                  $0      		            $0
Accounts Payable   $0                  $0             	      $0

Cash Flows From
Operating Activities  $0            ($690)     	 	      ($1,058)
Issue common stock    $0               $0       	        $2,425
Treasury stock       $0               $0                         $0



Net increase
(decrease) in cash ($283)              ($690)                $1,367

Cash, Beginning
of Period      $1,650              $2,340                        $0


Cash, End     -------             --------                  --------
of Period     $1,367               $1,650                     $1,367






















Multinet International Corporation, Inc.
(A Development Stage Company)
Notes To Financial Statements


 Note 1 - History And Organization Of The Company

 Multinet International Corporation, Inc. was organized May 17, 1996 under the laws of the State of Nevada, under the name Multinet
International Corporation, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.


Note 2 - Summary Of Significant Accounting Policies

Accounting Method
The Company records income and expenses on the accurate method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 1997 and December 31,1998 and November 30, 1999.

Fixed assets

The Company does not maintain or control any fixed assets.

Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial AccountingStandards No. 109 (SFAS #109) "Accounting for Income Taxes." A deferred tax asset on liability is recorded for all temporary diferences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.
EXHIBITS




Multinet International Corporation, Inc.

Article I      Offices

The principal office of the Corporation shall be established and maintained at 7551 W. Charleston, # 35 Las Vegas, NV 89117, County of Clark, State of Nevada. The Corporation may also have offices at such places within or without the State of Nevada as the board may from time to time establish.


Article II      Shareholders

1. Meetings. The annual meeting of the shareholders of this Corporation shall be held on the fifteenth day of March, of Each year or at such other time and place designated by the Board of Directors of the Corporation. Business transacted at the annual meeting shall include the election of Directors of the Corporation and all other matters properly before the Board. If the designated day shall fall on a Sunday or legal holiday, the meeting shall be held on the first business day thereafter.

2. Special Meetings. Special meetings of the Shareholders shall be held when directed by the President or the Board of Directors, or when requested in writing by the holders of not less than ten (10%) of all the shares entitled to vote at the meeting. A meeting requested by Shareholders shall be called for a date not less than ten (10) nor more than thirty (30) days after the request is made unless the Shareholders requesting the meeting designates a later date. The call for the meeting shall be issued by the Secretary, unless the President, Board of Directors, or Shareholders requesting the meeting shall designate another person to do so.

3. Place. Meetings of Shareholders shall be held at the principal place of business of the Corporation or at such other place as may be designated by the Board of Directors.

4. Notice. Written notice to each Shareholder entitled to vote stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than thirty (30) days before the meeting. If any Stockholder shall transfer his stock after notice, it shall not be necessary to notify the transferee. Any Stockholder may waive notice of any meeting either before, during or after the meeting.


5. Quorum. The majority of the Shares entitled to vote, represented in person or by Proxy, shall constitute a Quorum at a meeting of Shareholders, but in no event shall a Quorum consist of less than 1/3 of the shares entitled to vote at the meeting.

After a Quorum has been established at a Shareholders' meeting, the subsequent withdrawal of Shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a Quorum, shall not effect the validity of any action taken at the meeting or any adjournment thereof.

6. Proxy. Every Shareholder entitled to vote at a meeting of Shareholders, or to express consent or dissent without a meeting, or his duly authorized attorney-in-fact, may authorize another person or persons to act for him by Proxy. The Proxy must be signed by the Shareholder or his attorney-in-fact. No Proxy shall be valid after the expiration of six (6) months from the date thereof, unless otherwise provided in the Proxy.


Article III     Directors

1. Board OF Directors. The Board of Directors shall consist of from three to nine members, as decided by a vote of the Shareholders. The business of the Corporation shall be managed and its corporate powers exercised by a Board of Directors, each
of who shall be of majority age.    It shall not be necessary for
Directors to be Shareholders.

2. Election And Term Of Directors. Directors shall be elected at the annual meeting of Stockholders and each Director elected shall hold office until his successor has been elected and qualified, or until his prior resignation or removal.

3. Vacancies. If the office of any Director, member of a committee or other officer becomes vacant, the remaining
Directors in office, by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his successor shall be duly chosen.

4. Removal Of Directors. Any or all of the Directors may be removed with or without cause by vote of a majority of all of the stock outstanding and entitled to vote at a special meeting of Stockholders called for that purpose.

5. Newly Created Directorships. The number of Directors may be increased by amendment of these by-laws and by the affirmative vote of a majority in interest of the Stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional Directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualify.


6. Resignation. A Director may resign at any time by giving written notice to the Board, the President or the Secretary of
the Corporation.   Unless otherwise specified in the notice, the
resignation shall take effect upon receipt thereof by the Board of such resignation, and the acceptance of the resignation shall not be necessary to make it effective.

7. Quorum Of Directors.    A majority of the Directors shall
constitute a quorum for the transaction of business. If at any meeting of the Board there shall be less than a quorum present,
those present may adjourn, and no    further notice thereof need to
be given other than by announcement at the meeting, which shall be so adjourned.

8. Place And Time Of Board Meetings. The Board may hold its meeting at the office of the Corporation or at such other places, either within or without the State, as it may from time to time determine.

9. Notice Of Meetings Of The Board. A regular annual meeting of the Board may be held without notice at such time and place as it shall from time to time determine.Special meetings of the Board shall be held upon notice to the Directors either personally, by mail or by wire. Special meetings shall be called by the President or by the Secretary on the written request of two Directors. Notice of a meeting need not be given to any Director who submits a waiver of notice before or after the meeting or who attends the meeting without protesting the lack of notice to him prior thereto or at its commencement.

10. Regular Annual Meeting.    A regular annual meeting of the
board shall be held immediately following the annual meeting of stockholders at the place of such annual meeting of stockholders.

11. Executive And Other Commitees. The Board, by resolution, may designate two or more of their members to the Executive Committee. To the extent provided in said resolution or these by-laws, said committee may exercise the powers of the Board concerning the management of the business of the Corporation.

12. Compensation. No compensation shall be paid to Directors, as such, for their services, but by resolution of the Board, a fixed sum and expenses for actual attendance, at each regular or special meeting of the Board, may be authorized. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.


Article IV    Officers


1.  Officers, Election And Term.

a. The Board may elect or appoint a Chairman, a President, one or more Vice Presidents, a Secretary and a Treasurer, and such other officers as it may determine, who shall have such duties and powers as hereinafter provided.

b. All officers shall be elected or appointed to hold office until the meeting of the board following the next annual meeting of stockholders and until their successors has been elected or appointed and qualified.

C. Any two or more offices may be held by the same person.

2. Removal, Resignation, Salary, Etc.

a. Any officer elected or appointed by the Board may be removed by the Board with or without cause.

b. In the event of the death, resignation or removal of an officer, the Board in its discretion may elect or appoint a successor to fill the unexpired term.

C. Any officer elected by the Shareholders may be removed only by a majority vote of the Shareholders unless otherwise provided by the Shareholders.

d. The salaries of all officers shall be fixed by the Board.

e. The Directors may require any officer to give security for the faithful performance of his duties.

3. DUTIES. The officers of this Corporation shall have the following duties:

a. The President shall be the chief executive officer of the Corporation, shall have general and active management of the business and affairs of the Corporation subject to the directions of the Board of Directors, and shall preside at all meetings of the Shareholders and Board of Directors.

b. The Secretary shall have custody of, and maintain, all of the corporate records except the financial records; shall record the minutes of all meetings of the Shareholders and Board of Directors, send all notices of all meetings, and perform such other duties as may be prescribed by the Board of Directors or the President.

C. The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of Shareholders and whenever else required by the Board of Directors or the President, and shall perform such other duties as may be prescribed by the Board of Directors or the President.


4. Removal Of Officers. An officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever, in its judgment, the best interests of the Corporation will be served thereby. Any vacancy in any office may be filled by the Board of Directors.


Article V  Stock Certificates


1. Issuance. Every holder of shares of this Corporation shall be entitled to have a certificate representing all shares of which he is entitled. No certificate shall be issued for any share until such share is fully paid.

2. Form. Certificates representing shares in this Corporation shall be signed by the President or Vice President and the Secretary or an Assistant Secretary and may be sealed with the seal of the corporation or a facsimile thereof.

3. Transfer Of Stock. The Corporation shall register a stock certificate presented to it for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized attorney.

5. Lost, Stolen Or Destroyed Certificates. If the Shareholder shall claim to have lost or destroyed a certificate of shares issued by the Corporation, a new certificate shall be issued upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and, at the discretion of the Board of Directors, upon the deposit of a bond or other indemnity in such amount and with such sureties, if any, as the Board may reasonably require.


Article VI     Books And Records


1. Books And Records. This Corporation shall keep correct and complete books and records of account and minutes of the proceedings of its Shareholders, Board of Directors and committees of Directors.

This Corporation shall keep at its registered office or principal place of business a record of its Shareholders, giving the names and addresses of all Shareholders and the number of the shares held by each.
Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.


2. Shareholders' Inspection Rights. Any person who shall have been a holder of record of shares or of voting trust certificates therefor at least ninety (90) days immediately preceding his demands or shall be the holder of record of shares or of voting trust certificates for at least five (5%) percent of the outstanding shares of the Corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person, by agent or attorney, at any reasonable time, for any proper purpose, the Corporation's relevant books and records of accounts, minutes, and records of Shareholders, and to make extracts therefrom.

3. Financial Information. Not later than three (3) months after the close of each fiscal year, this Corporation shall prepare a balance sheet showing, in reasonable detail, the financial condition of the Corporation at the close of its fiscal year, and a profit and loss statement showing the results of the operations of the Corporation during its fiscal year.

Upon the written request of any Shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to each Shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

The balance sheet and profit and loss statements shall
be filed in the registered office of the Corporation of this state, shall be kept for at least five years, and shall be
subject to inspection during business hours by any Shareholder
or holder of voting trust certificates,    in person or by agent.


Article VII      Dividend

The Board may out of funds legally available therefor, at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when it deems expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the Board from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board shall deem conducive to the interests of the Corporation.


Article VIII       Corporate Seal
The seal of the Corporation shall be circular in form and bear the name of the Corporation, the year of its organization and the words "CORPORATE SEAL, STATE OF NEVADA". The seal may be used by causing it to be impressed directly on the instrument or writing to be sealed, or upon adhesive substance affixed thereto. The seal on the certificates for shares or on an corporate obligation for the payment of money may be facsimile, engraved or printed.

Article IX     Execution

All corporate instruments and documents shall be signed or countersigned, executed, verified, or acknowledged by such officer, officers, or other person or persons as the Board may from time to time designate.

Article X      Fiscal Year

The fiscal year shall begin the first day of July in each year.

Article XI      Notice And Waiver Of Notice

Whenever any notice is required by these by-laws to be
given, personal notice is not meant unless expressly so stated, and any notice so required shall be deemed to be sufficient if given by depositing the same in the post office box in a sealed post-paid wrapper, addressed to the person entitled thereto at his last known post office address, and such notice shall be deemed to have been given and received two (2) days subsequent
to mailing.   Stockholders not entitled to vote shall not be
entitled to receive notice of any meetings except as otherwise provided by Statute.

Whenever any notice is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation of the Corporation or these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE XII      CONSTRUCTION

Whenever a conflict arises between the language of these by-laws and the Certificate of Incorporation, the Certificate of Incorporation shall govern.

ARTICLE XIII      BUSINESS

1. CONDUCT OF BUSINESS WITHOUT MEETINGS. Any action of the Stockholders, Directors and committee may be taken without a meeting if consent in writing, setting forth the action so taken, shall be signed by all persons who would be entitled to vote on such action at a meeting and filed with the Secretary of the Corporation as part of the proceedings of the Stockholders, Directors or committees as the case may be.


2. MANAGEMENT BY STOCKHOLDER. In the event the Stockholders are named in the Articles of Incorporation and are empowered therein to manage the affairs of the Corporation in lieu of Directors, the Stockholders of the Corporation shall be deemed Directors for the purposes of these by-laws and wherever the
words   "directors", "board of directors", or "board" appear in
these by-laws, those words shall be taken to mean Stockholders.

The Shareholders may, by majority vote, create a Board of Directors to manage the business of the Corporation and exercise its corporate powers.


ARTICLE XIV     AMENDMENTS

These by-laws may be altered or repealed and by-laws may be made at any annual meeting of the Stockholders or at any special meeting thereof if notice of the proposed alteration or repeal to be made be contained in the notice of such special meeting, by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote thereat, or by the affirmative vote of a majority of the Board at any regular meeting of the Board or at any special meeting of the Board if notice of the proposed alteration or repeal to be made, be contained in the notice of such special meeting.



ARTICIE XV      REMARKS


Whenever an officer, director, or majority stockholder
fails or refuses to comply with any provision herein or in the Corporation's Articles of Incorporation, any other officer, director or shareholder shall have the right to enforce said provision and provide for said compliance through an action for injunctive relief or a derivative action, if such are cognizable at law, and to collect court costs and attorneys fees from such
officer, director or majority stockholder personally.    Any such
officer, director or majority stockholder consents, for any such
action, to the personal   jurisdiction and venue of a court of
subject matter jurisdiction located in Clark County, State of Nevada.






SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.































Multinet International Corporation, Inc.














     By:
      						Glen Brow,  President
















37